Registration No. Bor Mor Jor 340

04035104

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 047/2004

June 1, 2004 82-4299

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 JUN -8 A 10: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
JUL 01 2004
THOMSON
FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX : ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Minutes of Annual General Meeting of Shareholders No. 1/2004

2. Financial Statement as of March 31, 2004

3. Annual Report 2003

4. The Report of material events field with the Stock Exchange of Thailand (" SET ") from November 2003 – May 2004.

Assurance and Advisory
Business Services

Assurance Services

82-4299

ERNST & YOUNG OFFICE LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2004

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 March 2004, and the consolidated statements of earnings, changes in shareholders' equity, and cash flows for the three-month periods ended 31 March 2004 and 2003, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of two joint ventures in Taiwan (31 March 2003 : a joint venture), in which the Company holds 55% and 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 31 March 2004 amounting to Baht 409 million, and their revenues for the three-month period then ended amounting to Baht 288 million (for the three-month period ended 31 March 2003 amounting to Baht 404 million). The separate financial statements of Italian-Thai Development Public Company Limited as at 31 March 2004 also included investments in the aforesaid joint ventures accounted for under the equity method amounting to Baht 566 million and a proportionate share of the profit of the joint ventures for the three-month period then ended of Baht 24 million (for the three-month period ended 31 March 2003 amounting to Baht 53 million). The financial statements of these joint ventures were prepared by the management of the joint ventures and have not yet been reviewed by their auditors.

Based on my reviews, except for the effects on the financial statements for the three-month periods ended 31 March 2004 and 2003 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification in addition to the above, I draw attention to the following matters :-

(a) As described in Note 15 as at 31 March 2004 and 31 December 2003 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 31 March 2004: equivalent to Baht 68 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 19.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 31 March 2004 amounted to Baht 2,707 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2003, in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2004, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2003, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 10 May 2004

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	1,705,532	1,971,195	656,733	879,030
Pledged deposits at banks	3	532,366	579,837	433,910	436,605
Trade accounts receivable - net	4	3,125,088	2,859,668	1,702,709	1,561,527
Trade accounts receivable - related parties - net	5	654,256	765,901	1,159,083	1,321,109
Short-term loans and advances to related parties - net	6	39,310	35,982	345,204	254,957
Unbilled receivable		4,846,701	3,953,632	3,105,896	2,664,076
Current portion of accounts receivable - retention		877,195	943,367	806,098	872,769
Inventories and work in progress - net		1,655,602	1,347,309	540,702	420,922
Other current assets					
Withholding tax		873,300	1,013,380	594,285	782,394
Value added tax refundable		335,531	428,952	26,144	30,958
Loans to other companies		193,416	276,883	-	50,000
Share subscription receivable		80,000	-	-	-
Others		293,056	191,855	73,110	58,043
TOTAL CURRENT ASSETS		15,211,353	14,367,961	9,443,874	9,332,390
NON-CURRENT ASSETS					
Accounts receivable - retention - net of current portion		575,977	523,394	-	-
Investments accounted for under equity method	7.1	282,757	472,190	1,736,262	1,568,804
Other long-term investments	7.2	823,810	769,690	787,485	661,807
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	144,068	-	1,398,107	1,274,394
Property, plant and equipment - net	9	8,692,953	8,726,918	7,960,699	7,761,508
Advances for subcontractors		403,263	379,322	-	-
Goodwill		165,181	-	-	-
Other non-current assets		144,869	120,940	59,577	58,613
TOTAL NON-CURRENT ASSETS		11,222,842	10,982,418	11,942,130	11,325,126
TOTAL ASSETS		26,434,195	25,350,379	21,386,004	20,657,516

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	819,879	860,805	480,955	542,473
Current portion of accounts payable - trust receipts		532,680	249,279	531,051	247,650
Trade accounts payable		3,618,426	3,324,572	2,188,105	2,111,269
Billing in excess of contract work in progress		133,600	175,804	133,013	126,985
Trade accounts payable - related parties	11	1,190,937	1,144,249	892,509	714,518
Short-term loans and advances from related parties	12	273,241	254,951	420,781	578,704
Current portion of advances received from customers under construction contracts		1,537,904	1,477,704	269,619	275,166
Current portion of hire purchases payable		392,428	378,794	304,955	289,139
Current portion of long-term loans	13	999,572	958,759	905,280	884,500
Other current liabilities					
Corporate income tax payable		199,630	170,693	99,536	90,577
Accrued expenses		195,102	323,788	141,363	143,212
Current portion of reserve for project expenses		106,898	81,208	106,898	81,206
Accounts payable to related parties - share purchase		136,809	138,928	136,809	138,928
Others		222,484	226,168	34,888	40,814
TOTAL CURRENT LIABILITIES		10,359,590	9,765,702	6,645,762	6,265,141
NON-CURRENT LIABILITIES					
Reserve for project expenses - net of current portion		222,537	248,229	222,537	248,229
Deferred gain on transferring assets to special purpose vehicle	19.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts - net of current portion		1,205,166	1,223,210	1,205,166	1,223,210
Advances received from customers under construction contract - net of current portion		1,378,211	1,148,824	-	-
Long-term loans from related parties	14	790	353,535	-	-
Hire purchases payable - net of current portion		1,268,307	1,307,635	1,153,800	1,183,014
Long-term loans - net of current portion	13	732,692	566,647	602,000	443,680
Loan from directors		26,664	-	-	-
Provision for loss from investments under equity method	7.1	-	-	422,007	648,332
TOTAL NON-CURRENT LIABILITIES		5,063,941	5,077,654	3,835,084	3,976,039
TOTAL LIABILITIES		15,423,531	14,843,356	10,480,846	10,241,180

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	31 March 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
SHAREHOLDERS' EQUITY				
Share capital				
Registered, issued and fully paid				
373,867,818 ordinary shares of Baht 10 each	3,738,678	3,738,678	3,738,678	3,738,678
Share premium	1,606,625	1,606,625	1,606,625	1,606,625
Unrealised gain on changes in value of investments	187,687	55,000	187,687	55,000
Translation adjustment	(73,955)	(151,739)	(73,955)	(151,739)
Retained earnings				
Appropriated - statutory reserve	264,922	264,922	258,389	258,389
Unappropriated	5,181,201	4,902,850	5,187,734	4,909,383
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS	10,905,158	10,416,336	10,905,158	10,416,336
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries	105,506	90,687	-	-
TOTAL SHAREHOLDERS' EQUITY	11,010,664	10,507,023	10,905,158	10,416,336
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,434,195	25,350,379	21,386,004	20,657,516

The accompanying notes are an integral part of the financial statements.

DIRECTORS

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

(Unit : Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2004	2003	2004	2003
REVENUES					
Revenues from construction services		4,690,300	4,252,354	3,584,355	2,968,116
Interest income		8,720	6,619	6,955	7,808
Gain on exchange		-	15,451	-	12,193
Others		68,161	76,139	71,261	56,189
TOTAL REVENUES		4,767,181	4,350,563	3,662,571	3,044,306
EXPENSES					
Cost of construction services		4,387,087	3,960,692	3,343,961	2,793,442
Administrative expenses		137,384	193,316	125,739	119,940
Loss on exchange		47,856	-	45,957	-
TOTAL EXPENSES		4,572,327	4,154,008	3,515,657	2,913,382
EARNINGS FROM OPERATION		194,854	196,555	146,914	130,924
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE		-	25,000	-	25,000
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		67,505	(24,325)	69,582	(21,915)
REVERSAL OF AMOUNT DUE TO RELATED PARTY					
FORGIVENESS - NET	14	211,702	-	-	-
LOSS ON IMPAIRMENT OF INVESTMENT		(105,579)	-	-	-
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		13,219	5,900	132,071	52,015
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		381,701	203,130	348,567	186,024
INTEREST EXPENSES		(69,724)	(49,117)	(63,176)	(43,346)
CORPORATE INCOME TAX	17	(32,841)	(23,469)	(7,040)	(12,551)
EARNINGS AFTER INCOME TAX		279,136	130,544	278,351	130,127
NET EARNINGS OF MINORITY INTERESTS		(785)	(417)	-	-
NET EARNINGS FOR THE PERIOD		278,351	130,127	278,351	130,127

(Unit : Baht)

BASIC EARNINGS PER SHARE				
Net earnings	0.07	0.03	0.07	0.03

(Unit : Thousand shares)

Weighted average number of ordinary shares,				
with a par value of Baht 1 each	3,738,678	3,738,678	3,738,678	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

(Unit : Thousand Baht)

		CONSOLIDATED								
					Unrealised gain (loss)		Retained earnings			
	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Minority interests	Total
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Unrealised loss on change in value of investments		-	-	-	(30,328)	-	-	-	-	(30,328)
Translation adjustment		-	-	-	-	47,059	-	-	-	47,059
Items unrealised in earnings statement		-	-	-	(30,328)	47,059	-	-	-	16,731
Net earnings for the period		-	-	-	-	-	-	130,127	-	130,127
Transferred to statutory reserve		-	-	-	-	-	212,358	(212,358)	-	-
Minority interests for the period		-	-	-	-	-	-	-	417	417
Balance - as at 31 March 2003		3,738,678	1,606,625	2,754	(66,084)	(147,558)	218,891	4,158,384	56,754	9,568,444
Balance - as at 1 January 2004		3,738,678	1,606,625	-	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised gain on change in value of investments		-	-	-	132,687	-	-	-	-	132,687
Translation adjustment		-	-	-	-	77,784	-	-	-	77,784
Items unrealised in earnings statement		-	-	-	132,687	77,784	-	-	-	210,471
Net earnings for the period		-	-	-	-	-	-	278,351	-	278,351
Purchases of investment in subsidiaries										
during the period	7.1	-	-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	-	785	785
Balance - as at 31 March 2004		3,738,678	1,606,625	-	187,687	(73,955)	264,922	5,181,201	105,506	11,010,664

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings		Total
						Statutory reserve	Unappropriated	
Balance - as at 1 January 2003	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Unrealised loss on change in value of investments	-	-	-	(30,328)	-	-	-	(30,328)
Translation adjustment	-	-	-	-	47,059	-	-	47,059
Items unrealised in earnings statement	-	-	-	(30,328)	47,059	-	-	16,731
Net earnings for the period	-	-	-	-	-	-	130,127	130,127
Transferred to statutory reserve	-	-	-	-	-	212,358	(212,358)	-
Balance - as at 31 March 2003	3,738,678	1,606,625	2,754	(66,084)	(147,558)	212,358	4,164,917	9,511,690
Balance - as at 1 January 2004	3,738,678	1,606,625	-	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised gain on change in value of investments	-	-	-	132,687	-	-	-	132,687
Translation adjustment	-	-	-	-	77,784	-	-	77,784
Items unrealised in earnings statement	-	-	-	132,687	77,784	-	-	210,471
Net earnings for the period	-	-	-	-	-	-	278,351	278,351
Balance - as at 31 March 2004	3,738,678	1,606,625	-	187,687	(73,955)	258,389	5,187,734	10,905,158

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from operating activities				
Net earnings	278,351	130,127	278,351	130,127
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities :-				
Unrealised loss (gain) on exchange	44,293	(1,744)	38,772	(2,835)
Share of profit from investments in subsidiaries and joint ventures	-	-	(118,852)	(46,115)
Share of profit from investments in associated companies	(13,219)	(5,900)	(13,219)	(5,900)
Minority interests	785	417	-	-
Reversal of provision for inventory obsolescence	-	(25,000)	-	(25,000)
Allowance for doubtful accounts (reversal)	(67,505)	24,325	(69,582)	21,915
Depreciation and amortisation	223,644	317,658	180,428	274,514
Reversal of amount due to related party forgiveness - net	(211,702)	-	-	-
Loss on impairment of investment	105,579	-	-	-
Net earnings before changes in operating assets and liabilities	360,226	439,883	295,898	346,706
Operating assets (increase) decrease				
Trade accounts receivable	(249,254)	(442,368)	(125,510)	(730,435)
Trade accounts receivable - related parties	109,571	(178,902)	162,077	(262,078)
Loans and advances to related parties	(157,086)	(7,192)	(221,573)	(12,192)
Unbilled receivable	(893,069)	(65,496)	(441,820)	(110,960)
Accounts receivable - retention	13,418	(115,061)	66,500	(69,275)
Inventories and work in progress	(308,293)	(105,570)	(119,780)	(30,503)
Value added tax refundable	93,421	21,681	4,814	71,283
Advances for subcontractors	(23,941)	(126,098)	-	1,380
Withholding tax	140,080	(82,772)	188,109	(41,004)
Other current assets	(57,212)	2,727	76,623	(8,133)
Operating liabilities increase (decrease)				
Trade accounts payable	292,878	20,420	76,836	90,721
Trade accounts payable - related parties	46,011	(72,377)	177,991	(32,239)
Billing in excess of contract work in progress	(42,204)	131,181	6,028	(69,384)
Accrued interest expenses	-	321	-	863
Accrued expenses	(128,686)	(33,418)	(1,849)	17,711
Other current liabilities	25,251	(62,070)	3,033	(1,379)
Advances received from customers under construction contracts	288,518	732,528	(5,547)	(4,327)
Net cash flows provided by (used in) operating activities	(490,371)	57,417	141,830	(843,245)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2004 AND 2003

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from investing activities				
Decrease in marketable security	-	2,990	-	-
Increase in property, plant and equipment - net	(189,679)	(97,468)	(379,619)	(75,183)
Decrease (increase) in investments accounted for under equity method	216,686	(166,865)	(261,712)	(145,389)
Decrease (increase) in other long-term investments	(27,012)	(68,687)	7,009	(22,075)
Decrease (increase) in share subscription payable	(2,119)	203,071	(2,119)	185,917
Translation adjustment	77,784	47,059	77,784	47,059
Decrease (increase) in other assets	(189,110)	2,318	(964)	6,056
Net cash flows used in investing activities	(113,450)	(77,582)	(559,621)	(3,615)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	47,471	(117,404)	2,695	(108,810)
Increase (decrease) in bank overdrafts and loans from financial institutions	(40,926)	563,035	(61,518)	481,523
Increase (decrease) in loans and advances from related parties	(122,753)	(15,513)	(157,923)	120,376
Increase (decrease) in long-term loans	206,858	(98,996)	179,100	(98,995)
Decrease in hire purchases payable	(44,513)	(92,180)	(32,217)	(50,701)
Increase (decrease) in accounts payable - trust receipts	265,357	(435,145)	265,357	106,045
Increase in loan from directors	26,664	-	-	-
Net cash flows provided by (used in) financing activities	338,158	(196,203)	195,494	449,438
Net decrease in cash and cash equivalents	(265,663)	(216,368)	(222,297)	(397,422)
Cash and cash equivalents at beginning of period	1,961,868	2,774,704	879,018	1,520,145
Cash and cash equivalents at end of period (Note 2)	1,696,205	2,558,336	656,721	1,122,723
Supplemental cash flows information				
Cash paid during the period for :-				
Interest expenses	71,618	53,275	63,856	43,683
Corporate income tax	122,179	262,025	73,027	40,997
Non cash transactions :-				
Unrealised gain (loss) on changes in value of investments	132,687	(30,328)	132,687	(30,328)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2004

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2003, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Company Limited and Thai Pride Cement Company Limited, respectively.

The financial statements for the year ended 31 December 2003 and for the three-month period ended 31 March 2004 of some subsidiaries and joint ventures which are included in the consolidated financial statements were audited/reviewed by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows :-

(Unit : Million Baht)

	Total assets		Total revenues		Investments accounted for under equity method		Share of profit (loss) from investments accounted for under equity method	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003
PT. Thailindo Bara Pratama*		549		33		55		(11)
Myanmar ITD Co., Ltd.*		1		-		(14)		(2)
Daiwa Jack Co., Ltd.* (held by Thai Maruken Co., Ltd.)		11		-		-		-
Mech Co., Ltd.* (held by Thai Maruken Co., Ltd.)		5		-		-		-
Joint Venture Evergreen – Italian-Thai – PEWC*		192		1,570		537		537
Joint Venture Italian-Thai – Evergreen*		221		205		5		5
NWR, ITD, CNT & AS Joint Venture	132	197	63	389	8	7	2	5
	132	1,176	63	2,197	8	590	2	534

*The financial statements for the three-month period ended 31 March 2004 were not reviewed by auditors, and the balances are therefore not presented in the table.

The financial statements for the year ended 31 December 2003 of an overseas branch, an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2003 were Baht 1,141 million and their aggregate revenues for the year then ended were Baht 281 million.

The financial statements for the three-month period ended 31 March 2004 of branches, subsidiaries and joint ventures were included in the consolidated financial statements were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 31 March 2004 were Baht 2,181 million and their aggregate revenues for the three-month period then ended were Baht 295 million (for the three-month period ended 31 March 2003 were Baht 630 million).

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2003.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Cash and deposits at banks	1,705,532	1,971,195	656,733	879,030
Less : Amounts with maturity of more than 3 months	(9,327)	(9,327)	(12)	(12)
Cash and cash equivalents	1,696,205	1,961,868	656,721	879,018

3. PLEDGED DEPOSITS AT BANKS

As at 31 March 2004, approximately Baht 203 million (31 December 2003 : Baht 210 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 227 million (31 December 2003 : Baht 222 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 102 million (31 December 2003 : Baht 148 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Less than 3 months	2,757,068	2,395,114	1,482,988	1,203,563
3 - 6 months	134,951	147,535	79,857	118,653
6 - 12 months	136,030	251,658	118,820	193,306
More than 12 months	1,191,073	1,397,018	1,064,502	1,118,223
Total	4,219,122	4,191,325	2,746,167	2,633,745
Less : Allowance for doubtful accounts	(1,094,034)	(1,331,657)	(1,043,458)	(1,072,218)
Trade accounts receivable - net	3,125,088	2,859,668	1,702,709	1,561,527

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	382,836	520,071
IOT Joint Venture	-	-	115,381	53,769
NWR, ITD, CNT & AS Joint Venture	-	-	112,163	157,962
PT. Thailindo Bara Pratama	-	-	83,398	81,257
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	82,055	84,449
Sumitomo - Italian-Thai Joint Venture	-	-	71,280	86,577
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	-	-	46,298	76,227
ITD - NCC Joint Venture	-	-	45,918	32,074
Italian-Thai International Co., Ltd.	-	-	33,873	31,978
Italthai Marine Co., Ltd.	-	-	29,154	-
ION Joint Venture	-	-	14,475	24,090
Shimizu - ITD Joint Venture	-	-	6,921	15,410
Others	-	-	78,274	69,485
Total	-	-	1,102,026	1,233,349
Less : Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	1,080,126	1,211,449

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Associated companies				
MCRP Construction Corporation, Philippines	817,084	845,108	817,084	814,907
Others	854	4,507	854	4,507
Total	817,938	849,615	817,938	819,414
Less : Allowance for doubtful accounts	(759,893)	(785,644)	(759,893)	(755,443)
Net	58,045	63,971	58,045	63,971
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	58,345	58,691	58,345	58,345
Italthai Marine Co., Ltd.	-	29,228	-	29,086
Trevi SPA	27,910	24,297	-	-
The Oriental Hotel (Thailand) Plc.	9,910	8,126	9,910	8,126
Alcatel (Thailand) Co., Ltd.	6,765	7,865	-	-
Siam Steel Syndicate Co., Ltd.	6,433	6,620	6,277	6,620
Others	50,647	38,071	12,929	10,061
Total	160,010	172,898	87,461	112,238
Less : Allowance for doubtful accounts	(66,549)	(66,549)	(66,549)	(66,549)
Net	93,461	106,349	20,912	45,689
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	229,701	312,043	-	-
NWR, ITD, CNT & AS Joint Venture	84,122	118,471	-	-
IOT Joint Venture	69,229	32,261	-	-
Sumitomo - Italian-Thai Joint Venture	34,927	42,423	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	32,822	33,780	-	-
ITD - NCC Joint Venture	22,500	15,716	-	-
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. - Cogifer TF Joint Venture")	16,204	26,679	-	-
Shimizu - ITD Joint Venture	4,153	9,246	-	-
Others	9,092	4,962	-	-
Total	502,750	595,581	-	-
Trade accounts receivable - related parties - net	654,256	765,901	1,159,083	1,321,109

The aging of outstanding trade accounts receivable - related parties as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Less than 3 months	354,658	442,340	622,954	787,248
3 - 6 months	18,193	44,288	37,131	130,217
6 - 12 months	147,287	143,407	322,751	233,533
More than 12 months	960,560	988,059	1,024,589	1,014,003
Total	1,480,698	1,618,094	2,007,425	2,165,001
Less : Allowance for doubtful accounts	(826,442)	(852,193)	(848,342)	(843,892)
Net	654,256	765,901	1,159,083	1,321,109

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	187,233	190,824
Joint Venture Italian-Thai – Evergreen	-	-	85,335	19,242
ITD - NSC Joint Venture	-	-	30,379	-
Shimizu - ITD Joint Venture	-	-	23,789	21,790
Others	-	-	4,403	4,098
Total	-	-	331,139	235,954

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Associated companies				
MCRP Construction Corporation,				
Philippines	14,065	19,003	14,065	19,003
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Others	-	304	-	-
Total	18,665	23,907	18,665	23,603
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	14,065	19,307	14,065	19,003
Related companies				
(Related by way of common directors)				
Obayashi Corporation	24,252	-	-	-
Others	-	2,766	-	-
Total	24,252	2,766	-	-
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	-	13,074	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	800	800	-	-
Others	193	35	-	-
Total	993	13,909	-	-
Short-term loans and advances to related parties - net	39,310	35,982	345,204	254,957

Significant movements in the short-term loans and advances to related parties balances during the three-month period ended 31 March 2004 are as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2003	Increase	Decrease	2004
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	190,824	-	(3,591)	187,233
Shimizu - ITD Joint Venture	21,790	1,999	-	23,789
Joint Venture Italian-Thai - Evergreen	19,242	66,093	-	85,335
ITD - NSC Joint Venture	-	30,379	-	30,379
Associated company				
MCRP Construction Corporation, Philippines	19,003	-	(4,938)	14,065
Related company				
Obayashi Corporation	-	24,252	-	24,252
Outstanding balances and portion of other participants in joint venture				
Shimizu - ITD Joint Venture	13,074	-	(13,074)	-

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

			Percentage of shareholding		Investment			
					Cost		Equity	
	Nature of business	Paid-up capital	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,664)	(14,466)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(119,746)	(348,002)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	20,226	55,091
Bhakabhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	3,148	682
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(2,624)	(2,702)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	80,046	77,180

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2004	Percentage of shareholding 31 December 2003	Investment Cost 31 March 2004	Investment Cost 31 December 2003	Investment Equity 31 March 2004	Investment Equity 31 December 2003
			Percent	Percent				
Italthai Marine Co., Ltd.	Production and sale of vessels and equipments	460,000	86.96	-	80,000	-	80,000	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	80.45	80.45	55,689	55,689	35,784	33,274
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	107,143	106,472
Khunka Faifa Thai Co., Ltd.	Dissolution	1,000	-	61.54	-	615	-	(13,708)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	15,000	51.00	-	150,000	-	150,000	-
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	7,070	7,188
Total investments in subsidiaries					900,813	671,428	346,383	(98,991)
Investments in joint ventures								
ITD - VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture")	Track doubling contractor	-	65.00	65.00	-	-	61,754	66,510
ITD - NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	11,203	6,189
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(15,519)	16,283
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	12,650	18,789
Joint Venture Italian-Thai – Evergreen	Construction of underground electrical train station	-	55.00	55.00	-	-	9,664	4,912
Sumitomo - Italian-Thai Joint Venture	Design and construction of bridges	-	51.00	51.00	-	-	27,458	29,675
ITD - NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	10,362	8,827
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	3,658	754
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,159)	(227,159)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,295)	(42,295)
ITO Joint Venture	Construction of terminal building	-	40.00	40.00	-	-	62,157	40,570
Shimizu - ITD Joint Venture	Contractor for construction of street	-	40.00, 49.00	40.00	-	-	5,672	4,830
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	30,411	11,096
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	118,190	118,820
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	7,494	4,901
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,221	56,200
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	25.00	25.00	-	-	8,184	6,617
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	556,535	537,438
Total investments in joint ventures					-	-	687,640	662,957

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2004	Percentage of shareholding 31 December 2003	Investment Cost 31 March 2004	Investment Cost 31 December 2003	Investment Equity 31 March 2004	Investment Equity 31 December 2003
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Plc. and Montcocol TP	Railway work	-	50.00	50.00	-	-	33	7,778
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	27,202	21,511
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	109,492	29,368	111,547
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	30,927	31,088
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	7,345	7,345
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	3,731	3,095
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	115,996	115,995
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	52,899	45,416
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					343,833	425,952	280,232	356,506
Total					1,244,646	1,097,380	1,314,255	920,472
Add : Allowance for loss from investments under equity method					-	-	422,007	648,332
Total investments accounted for under equity method					1,244,646	1,097,380	1,736,262	1,568,804

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 March 2004	Percentage of shareholding 31 December 2003	Investment Cost 31 March 2004	Investment Cost 31 December 2003	Investment Equity 31 March 2004	Investment Equity 31 December 2003
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					343,833	425,952	280,232	356,506
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Allowance on impairment					(296,700)	(191,119)	(296,700)	(191,119)
					-	105,581	-	105,581
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	4.30	2,525	10,103	2,525	10,103
Total					2,525	115,684	2,525	115,684
Total investments accounted for under equity method					346,358	541,636	282,757	472,190

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the current period, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Company Limited and Thai Pride Cement Company Limited, respectively.

7.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2004	Percentage of shareholding 31 December 2003	Investment 31 March 2004	Investment 31 December 2003
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Allowance on impairment				(12)	(12)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2004	Percentage of shareholding 31 December 2003	Investment 31 March 2004	Investment 31 December 2003
		Percent	Percent		
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	4.58	4.58	58,225	58,225
Less : Allowance on impairment				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Allowance on impairment				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.72	14.72	325,139	325,139
Add : Unrealised gain from change in value of investments				269,520	220,866
				594,659	546,005
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	-	174,755	-
Less : Unrealised loss from change in value of investments				(97,731)	-
				77,024	-
Modern Home Development Plc.	Real estate development	11.32	11.32	9,139	9,139
Less : Allowance on impairment				(9,139)	(9,139)
				-	-
Total investments in other companies				787,485	661,807

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2004	31 December 2003	Investment 31 March 2004	31 December 2003
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				787,485	661,807
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.86	0.86	19,178	19,178
Add : Unrealised gain from change in value of investments				15,897	13,027
				35,075	32,205
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	-	14.63	-	253,322
Less : Unrealised loss on change in value of investments				-	(178,894)
				-	74,428
Total				36,325	107,883
Total investments in other companies				823,810	769,690

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	696,880	696,880
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	105,943	165,339
ITD - NCC Joint Venture	-	-	134,640	107,100
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
IDS Joint Venture	-	-	21,000	21,000
Others	-	-	31,516	31,083
Total	-	-	1,254,039	1,285,462
Less : Allowance for doubtful accounts	-	-	-	(11,068)
Net	-	-	1,254,039	1,274,394
Associated companies				
Palang Thai Kaowna Co., Ltd.	461,840	461,840	461,840	461,840
Khunka Palang Thai Co., Ltd.	58,889	58,889	58,889	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	532,517	532,517	532,517	532,517
Less : Allowance for doubtful accounts	(532,517)	(532,517)	(532,517)	(532,517)
Net	-	-	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Thuen 2 Power Co., Ltd.	144,068	-	144,068	-
Bangkok Mass Transit System Plc.	98,061	97,626	98,061	97,626
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pla-Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	36,095	36,867	-	-
Total	1,010,300	866,569	974,205	829,702
Less : Allowance for doubtful accounts	(866,232)	(866,569)	(830,137)	(829,702)
Net	144,068	-	144,068	-
Long-term loans and advances to related companies - net	144,068	-	1,398,107	1,274,394

Significant movements in the long-term loans and advances to related parties balances for the three-month period ended 31 March 2004 are as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2003	Increase	Decrease	2004
Subsidiaries and joint ventures				
Italian-Thai International Co., Ltd.	165,339	-	(59,396)	105,943
ITD - NCC Joint Venture	107,100	27,540	-	134,640
Related companies				
Nam Thuen 2 Power Co., Ltd.	-	144,068	-	144,068
Bangkok Mass Transit System Plc.	97,626	435	-	98,061
Central Bay Reclamation and Development Corp.	36,867	-	(772)	36,095

9. PROPERTY, PLANT AND EQUIPMENT

As at 31 March 2004, the Company has mortgaged part of the building with aggregate net book values of Baht 655 million (31 December 2003 : Baht 666 million) and land of Baht 60 million (31 December 2003 : Baht 60 million) with a bank to secure long-term loans from this bank. In addition as at 31 December 2003 and 31 March 2004, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 82.9 million of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	184,354	184,759
ITO Joint Venture	-	-	174,560	169,273
PT. Thailindo Bara Pratama			46,892	-
Italthai Trevi Co., Ltd.	-	-	24,620	15,897
Thai Maruken Co., Ltd.	-	-	20,936	15,380
Siam Concrete and Brick Products Co., Ltd.	-	-	13,807	15,283
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	12,284	17,879
Others	-	-	23,695	26,440
Total	-	-	501,148	444,911

(UNAUDITED BUT REVIEWED)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Associated companies				
MCRP Construction Corporation, Philippines	135,859	142,698	135,859	142,698
Bangkok Steel Wire Co., Ltd.	18,076	16,169	10,989	6,901
Thai Rent All Co., Ltd.	10,673	10,305	10,658	10,108
ATO-Asia Turnouts Ltd.	2,206	8,301	-	794
Others	5,685	13,435	-	-
Total	172,499	190,908	157,506	160,501
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	200,328	66,324	190,667	62,661
Takenaka Corporation	150,523	150,523	-	-
Obayashi Corporation	147,466	146,949	-	-
Nawarat Patanakarn Plc.	35,656	52,889	-	-
Italthai Industrial Co., Ltd.	32,531	28,942	22,093	18,628
Charoong Thai Wire & Cable Plc.	16,084	18,990	-	-
Trevi Contractor BV	14,925	14,997	-	-
Trevi SPA	13,338	13,965	-	-
A.S. Associate Engineering (1964) Co., Ltd.	13,228	21,750	-	-
Thai Takenaka International Ltd.	6,160	15,399	-	-
Medical Device Manufacturer (Thailand) Limited	20,974	23,125	20,974	23,125
Thai Obayashi Co., Ltd.	-	13,433	-	-
Alcatel Contracting S.A.	-	12,484	-	-
Cogifer TF	-	2,438	-	-
Others	117,322	114,839	121	4,692
Total	768,535	697,047	233,855	109,106

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	138,266	138,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	4,914	7,152	-	-
NWR, ITD, CNT & AS Joint Venture	1,065	6,089	-	-
ITO Joint Venture	104,736	101,564	-	-
Others	922	2,920	-	-
Total	249,903	256,294	-	-
Trade accounts payable - related parties	1,190,937	1,144,249	892,509	714,518

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2004 and 31 December 2003 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	420,781	423,704
NWR, ITD, CNT & AS Joint Venture	-	-	-	5,000
IOT Joint Venture	-	-	-	150,000
Total	-	-	420,781	578,704
Related companies				
Obayashi Corporation	211,815	138,620	-	-
Alcatel Cable France	61,254	61,254	-	-
Takenaka Corporation	-	30,000	-	-
Others	172	25,077	-	-
Total	273,241	254,951	-	-
Short-term loans and advances from related parties	273,241	254,951	420,781	578,704

Significant movements in the short-term loans and advances from related companies balances during the three-month period ended 31 March 2004 are as follows :-

(Unit : Thousand Baht)

	31 December 2003	During the period Increase	During the period Decrease	31 March 2004
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	423,704	-	(2,923)	420,781
IOT Joint Venture	150,000	-	(150,000)	-
NWR, ITD, CNT&AS Joint Venture	5,000	-	(5,000)	-
Related companies				
Obayashi Corporation	138,620	73,195	-	211,815
Takenaka Corporation	30,000	-	(30,000)	-

13. LONG-TERM LOANS

The part of long-term loans was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

14. LONG-TERM LOANS FROM RELATED PARTIES

As at 31 March 2004 and 31 December 2003, the outstanding balances are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED	
	31 March 2004	31 December 2003
Associated company		
Natureway Resources Co., Ltd.	-	352,745
Related company		
Others	790	790
	790	353,535

During the current period, Natureway Resources Company Limited (related company of the Company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2004	2003	2004	2003
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	802	804
Purchases of construction materials and services	-	-	82	51
Purchases of equipment	-	-	43	-
Transactions with associated companies				
Construction services and other income	4	10	2	7
Purchases of construction materials and services	23	17	15	7
Transactions with related companies				
Construction services and other income	525	537	62	15
Purchases of construction materials and services	224	94	177	42
Purchases of equipment	12	-	12	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 31 March 2004 and 31 December 2003 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 31 March 2004 : equivalent to Baht 68 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

16. COST OF CONSTRUCTION WORK

As at 31 March 2004, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognised for current construction projects, amount to Baht 79,213 million (The Company only : Baht 54,632 million).

17. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month periods ended 31 March 2004 and 2003 after deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month periods ended 31 March 2004 and 2003 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

18. GUARANTEES

As at 31 March 2004 and 31 December 2003, there were outstanding guarantees of approximately Baht 11,669 million and Baht 14,642 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 March 2004 and 31 December 2003, there were guarantees of approximately Baht 6,134 million and 1,544 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENTS

19.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transfered its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 March 2004, the outstanding balance of loans are at amount of Baht 2,707 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

19.2 As at 31 March 2004, the Company and its joint ventures had the outstanding commitment of NTD 3,537 million, JPY 2,463 million, Baht 5,611 million and USD 0.3 million in respect of subcontracted work (31 December 2003 : NTD 1,965 million, JPY 2,465 million and Baht 5,078 million and USD 0.6 million).

19.3 As at 31 March 2004 and 31 December 2003, the Company and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services :-

(Unit : Million)

Currency	Consolidated		The Company Only	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Baht	383.4	162.9	149.5	111.3
EUR	6.8	8.7	5.8	7.5
JPY	305.3	377.5	36.3	41.5
USD	11.9	1.3	5.9	1.2

19.4 As at 31 March 2004, the Company had a contractual obligation to purchase shares in a company of which the principal business objective is production of construction materials, at a price of Baht 150 million. The agreement will become effective when the seller has complied with certain conditions stipulated therein.

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 155 million (31 December 2003 : Baht 156 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and joint ventures for the three-month periods ended 31 March 2004 and 2003 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2004 and 2003									
	Local		Overseas		Total		Elimination		Grand total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	5,269	4,119	292	546	5,561	4,665	(871)	(413)	4,690	4,252
Gross profit	329	233	(26)	59	303	292	-	-	303	292
Profit (loss) on exchange									(48)	15
Other income									77	83
Administrative expenses									(137)	(193)
Reversal of provision for inventory obsolescence									-	25
Reversal of (allowance for) doubtful accounts									67	(24)
Reversal of amount due to related party forgiveness - net									212	-
Loss on impairment of investment									(105)	-
Share of loss (profit) from investments accounted for under equity method									13	6
Interest expenses									(70)	(49)
Corporate income tax									(33)	(24)
Minority interests									(1)	(1)
Net earnings for the period									278	130

(Unit : Million Baht)

	As at 31 March 2004 and 31 December 2003									
	Local		Overseas		Total		Elimination		Grand total	
	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003	31 March 2004	31 December 2003
Property, plant and equipment - net	8,548	8,233	146	495	8,694	8,728	(1)	(1)	8,693	8,727
Other assets	19,221	18,352	2,325	2,115	21,546	20,467	(3,805)	(3,844)	17,741	16,623
Total assets	27,769	26,585	2,471	2,610	30,240	29,195	(3,806)	(3,845)	26,434	25,350

22. FINANCIAL INSTRUMENTS

22.1 Financial risk management and policies

The Group (the Company, its subsidiaries and joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

22.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

22.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 31 March 2004 are summarised below :-

Currency	Million	Forward contract exchange rate
EUR (buy)	9	48.9500 - 49.2227

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2004 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Trade accounts payable	-	-	158	-	1
Hire purchases payable	-	-	3,060	-	-
Other current liabilities	-	-	44	-	-
Advanced receive from customers under construction contract	-	-	1,189	-	-
Assets in foreign currencies	1	49	3,078	777	2

	THE COMPANY ONLY (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Hire purchases payable	-	-	3,060	-	-
Assets in foreign currencies	1	49	908	777	1

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) JPY 183 million, Sepon Copper Project Savannakhet Province, Lao PDR., the project of Bangkhen Water Treatment Plant and the project of construction work of the streets in the republic of Maldives in an amount of approximately USD 6.61 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

22.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

23. SUBSEQUENT EVENTS

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters :-

- To approve the payment of a dividend of Baht 0.50 per share or a total Baht 186,933,909 for the 373,867,818 shares held by the Company's shareholders.

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.

- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004 respectively.

24. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period classifications, with no effect on previously reported of net earnings or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.

The Report of material events field with the Stock Exchange of Thailand

(" SET ")

from November 2003 – May 2004

20/11/2003 08:56
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on 17 Nov, 2003 the Joint Venture of ITD-EGC, which is comprised of Italian-Thai Development Pcl. and Evergreen Construction Corporation, signed the contract with Railway Reconstruction Bureau, Ministry of Transport and Communications, Republic of China, to proceed with the Nankang Underground Station Project Contract CL 305 for the Construction of new underground joint station for the High Speed Rail and the National Rail in Nan Kang, near Taipei, Republic of China.

The details of the contract are as follows :-

The project consists of :
1. Nankang Station including civil and architectural works, electrical, mechanical and air conditioning/ ventilation works
2. Utility and air conditioning stations for High Speed Rail and supplemental and utility station for multi purpose warehouse
3. Utility station for High Speed Rail Tunnel at Sinica Station
4. Utility station for High Speed Rail Tunnel at Da Kong-si Station

The Scope of Work includes :
1. Station :
   - Ground Area 67,000 sq.m.
   - Total useable floor area 186,486 sq.m.

2. Underground 3 floors :
   - B3 Floor-Taiwan Railway Administration Station
   - B3-A Floor-for mezzanine and parking
   - B2 Floor for-concourse of ticketing platform and parking
   - B1 Floor-for High Speed Rail Station, parking and plaza
   - B1-A Floor-for mezzanine, parking and plaza
   - First Floor-for parking and exit hall

3. Above ground comprises of 6 Buildings :
   - A1 Building is the Tourist Place total 3 floors
   - B1 Building is the Station Management Office and a multi Purpose Building -total 4 floors
   - B2 Building is the Mall and Office Building -total 4 floors
   - B3 Building is the Entrance Building -total 2 floors
   - C1 Building is a Mall, Restaurant and Office Building - total 14 floors
   - C2 Building is a car Parking Buildingtotal 4 floors

4. Total Excavation = 1,600,000 cu.m.

Contract value : New Taiwan Dollar 11,736,000,000 (including 5%VAT)
ITD portion 55% = New Taiwan Dollar 6,454,800,000
Approximately Bt 7,745,760,000

The period of work : September 12,2003 - June 30,2009

28/11/2003 08:47
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Nov 27, 2003 the Company signed a contract with The National Housing Authority to proceed with the Ban Au-Arthorn Housing Project Bang Chalong, Phase 2 Contract No.Phor.Mor 01/2547
The details of the contract are as follows :-

Description of Work : - Construction of 25 buildings,each of 5 storeys and with an areas of 24 sq.m and 33 sq.m.

- Construction of the infrastructure in the area including a grocery shop, road , drainage system, watch tower, etc.

Contract value : Bt 260 M (Including VAT)

The period of work : 365 days

25/12/2003 13:27
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Dec 15, 2003 the Company signed a contract with Osotspa Co.,Ltd. to proceed with the construction of a Bottle Factory in Ayutthaya Province. The details of the contract are as follows :-

Description of Work :
1) The factory building is 36 x 132 m, 1 unit
2) Batch house is 36 x 12 m, 1 unit
3) Road and concrete pavement 18,310 m2
4) RC. drainage pipe 1,311 m.

Contract value : Bt 113.42 M (including VAT)

The period of work : 10 months

05/01/2004 08:49
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on Dec 31, 2003 the Company signed a contract with Bank of Thailand to proceed with the construction of Cash Center in five (5) Provinces including Pisanulok,Ubon-Ratchathani, Pang-Nga, Surat Thani and Rayong.

The details of the contract are as follows :-

Description of Work : - Each province consists of the construction of office building, staff accommodation units, guard house, car parking, transformer house, gate and fencing.

– The work shall comprise of structural work, architectural work, sanitary system, air conditioning system and landscaping work.

Contract value : Bt 477.5 M (Including VAT)

The period of work : 9 months

23/01/2004 13:27
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on 20 Jan , 2004, the Joint Venture of ITO, comprised of Italian-Thai Development Pcl., Takenaka Corporation Co., Ltd. and Obayashi Corporation Co.,Ltd., jointly signed a contract with New Bangkok International Airport Co.,Ltd. to proceed with the Enabling Works of the Underground Train Station, Suvarnabhumi Airport

The details of the contract are as follows :-

Description of works : Design and construction of the 150 m long underground train station under the main terminal building (MTB) of the Suvarnabhumi Airport,which includes the construction of diaphragm walls, footing of elevated roadway, footing modification of the MTB , roof slab, waterproof membrane and backfill.

Contract value : Bt 616,320,000 (Including VAT 7%)
ITD portion 40.00 % = Bt 246,528,000

The period of work : 565 days

10/02/2004 09:16
ITD : Signed a Contract

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on Feb 6, 2004, the Shimizu-ITD Joint Venture, comprised of Italian-Thai Development Pcl., and Shimizu Corporation Co.,Ltd., jointly signed a contract with The Lao People's Democratic Republic, Ministry of Communication, Transport, Post and construction to proceed with the Second Mekong International Bridge Construction Project.

The details of the contract are as follows :-

Description of works : 1.Connection road from the national highway road Route 9 to the Lao PDR Border Control Facility
- Earth Works
- Drainage Works
- Pavement Works
- Lighting Facility and others

2. Border Control Facility
- Civil Works (land reclamation, surface water drainage, road works etc.)
- Building Works (office buildings and other buildings)
- Utility Works

Contract value : Bt 726,286,709 Yen (Bt 232,870,119.50)
ITD portion 49.00 % = Bt 114,106,358.60

The period of work : 24 months

17/02/2004 08:54
ITD : Signed Contract Kol Dam Project, India

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on February 11, 2004 the Company signed a contract with National Thermal Power Corporation of India to proceed with the Kol Dam Hydropower Electric Project , Himachal Pradesh, India.

The details of the contract are as follows :-

Description of works :
- Rockfill Dam : height 163 m. and volume : 12.5 million m3
- Spillway : reinforced concrete structure with 6 radial gates
- Power intake channel : rock excavation 10 million m3
- Power intake structure : reinforced concrete structure

Contract value : 6,645,000,000 Rupees

The period of work : 57 months

24/02/2004 09:38
ITD : Clarification on news about Capital Increase of the Company

Translation

Reference is made to the enquiry of the Securities Exchange of Thailand about the news stating that the Company would increase its capital to Baht 4,000,000,000.00.

We would like to clarify that such a news is derived from interview by a news correspondent. In answer to the latter's question i.e. Is the Company going to increase its capital ?, Mr. Premchai, the Company s President said that the company consideration of capital increase is being under process. However, this matter must firstly reviewed and decided by the Board of Directors and approved by the resolution of shareholders meeting . We ,therefore, would like the Securities Exchange of Thailand to inform the investors of this clarification accordingly.

Thank you for your attention to this matter.

01/03/2004 18:46
ITD : Audited Yearly F/S and Consolidated F/S (F45-3)

ITD reports audited annual financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

Audited Ending December 31, (In thousands)

	For year Year 2003	2002
Net profit (loss)	920,624	6,336,335
EPS (baht)	2.46	19.85

Auditor's Opinion : Unqualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System "The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

03/03/2004 09:06
ITD : payment of dividend , split par value, capital increase

Translation

The Company hereby amends particulars in Clause 9 of Item 11 of the resolution for the Board of Director's Meeting of Italian-Thai Development Public Company LimitedNo. 1/3/2004 on 2 March 2004,it shall be deleted and replace them as below.

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 1/3/2004, on March 2, 2004 at 01.30 p.m., at the head office's conference room on 40th Floor, passed resolutions regarding the following matters:

1. Consideration and approval of payment of dividend for 2003 accounting period to shareholders whose names in the share register book of the Company on 16 March 2004 at the rate of Baht 0.50 per share. (at the par value of Baht 10);

2. Consideration and approval of change of the par value from Baht 10 per shares to Baht 1 per share coinciding with an increase of the Company's ordinary shares to 3,738,678,180;

3. Consideration and approval of amendment of Clause 4. of the Memorandum of Association of the Company to be in the line with the change of the par value by using the following statement.

"Clause 4. The registered capital of Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht 1 (One Baht) per share, which consist of 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred share.

4. Consideration and approval of amendment of Article 4, Article 8 and Article 46 of the Articles of Association of the Company by using the following statement.

"Article 4 All of the Company's shares are fully-paid ordinary shares."

"Article 8 The Company may neither hold nor accept any pledge of its shares, except in the following cases:

(a) The Company may buy back its shares from any shareholder voting against a resolution of the Shareholders' Meeting which amends the Articles of Association of the Company regarding the right to vote and the right to receive dividends, because he/she is of the opinion that he/she is unfairly treated;

(b) The Company may buy back its shares for the purpose of financial management in the case where the Company has accumulated profits and excessive liquidity, and such buy-back of shares will not cause financial trouble to the Company.

In this regard, shares held by the Company shall not be counted towards forming a quorum for the Shareholders' Meeting and shall carry no voting right as well as have no right to receive dividends.

The Company shall dispose of the bought shares as mentioned in the preceding paragraph within the period as specified in the ministerial regulation. If the Company is unable to dispose of the bought shares within the specified period, the Company shall deduct its paid-up capital by the write off of unsold registered shares.

The share buy back, the disposition of bought shares and the write off of bought shares, including any other cases relating to the share buy-back shall be in accordance with the rules and procedures as prescribed in the ministerial regulation. If the Company's shares are listed securities on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or rules of the Stock Exchange of Thailand.

A share buy-back representing not exceeding ten (10) percent of the paid-up capital shall be considered and approved by the Board of Directors, and if the share buy-back represents in excess of ten (10) percent of the paid-up capital, it shall be approved by a majority vote of the shareholders participating in the Shareholders' Meeting and having the right to vote."

"Article 46 If the Company or its subsidiary agrees to make a connected transaction or a transaction concerning acquisition or disposal of assets of the Company or any of its subsidiaries in accordance with the regulations as prescribed in the notification of the Stock Exchange of Thailand applicable to connected transactions of listed companies or acquisition or disposal of assets of listed companies as the case may be, the Company shall comply with regulations and procedures as prescribed in the notification related thereto."

5. Consideration and approval of issuance and offer of convertible debentures. Preliminary details are as follows:

Type	:	All types of named convertible debentures which can be converted into ordinary shares
Numbers of convertible debentures	:	Not more than Baht 5,000,000,000 or an equivalent amount in any other currency in.
Maturity period	:	Not exceeding five years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period

Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the bookbuild.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 400,000,000 shares
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 9.66 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate high or equal to a current

		market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred.
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible shares to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

6. Consideration and approval of increase of the registered capital by Baht 855,000,000 from the existing registered capital of Baht 3,738,678,180 to Baht 4,593,678,180 by issuing 855,000,000 ordinary shares at the par value of Baht 1 per share.

7. Consideration and approval of amendment of Clause 4. of the Memorandum of Association to be in the line with the increase of the registered capital by using the following statement.

"Clause 4. The registered capital of Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht One (Baht 1) per share which consists of 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred shares."

8. Consideration and approval of allocation of 855,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below:

8.1 Not more than 455,000,000 newly issued ordinary shares in whole or in part will be allocated for domestic and/or international public offering, on once or several occasions.

If newly issued ordinary shares remain from the allocation, they will be offered to private or institutional investors under the Securities and Exchange Commission Notification No. GorJor. 12/2543, Re: Application for and Approval of Offer of Newly-Issued Shares dated March 22, 2000 (as well as its amendment).

8.2 Not more than 400,000,000 newly issued ordinary shares will be allocated to be reserve for the conversion of the Company's convertible debentures.

Also, acknowledge of the conditions of the issuance of the newly issued ordinary shares. In the case that the Company issued both the newly issued ordinary shares offering to the public and convertible debentures, the Company will issued the newly issued ordinary shares offering to public and convertible debentures to have the number of shares to offer to public and to be reserve for the conversion of the convertible debentures, in an aggregated number of not more than 455,000,000 shares.

9. Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2547 on April 2, 2004 at 9.30 a.m. at the head office's conference room on 37th Floor, No. 2034/132-161 Ital-Thai Tower, New Phetchaburi Road, Bang Kapi Subdistrict, Huai Khwang District, Bangkok Metropolis, to consider the following matters:

1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2003;

2. To consider and acknowledge the 2003 operational result;

3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2003;

4. To consider and approve the allocation of partial profits as legal reserve;

5. To consider and approve dividend payment for 2003 accounting period;

6. To consider and approve the appointment of new director in place of director resigning by rotation and determination of remuneration for the Board of Directors and the Audit Committee;

7. To consider and approve the appointment of auditor and determination of remuneration of the auditor;

8. To consider and approve the change of the par value of shares;

9. To consider and approve an amendment to the Clause 4. of the Memorandum of Association of the Company to be in line with the change of par value of the shares;

10. To consider and approve an amendment of Article 4, Article 8 and Article 46 of the Articles of Association of the Company;

11. To consider and approve the issuance and offer of the convertible debentures of the Company

12. To consider and approve an increase of the Company's registered capital;

13. To consider and approve an amendment to the Clause 4. of the Memorandum of Association of the Company to be in line with the increase of registered capital;

14. To consider and approve the allocation of capital increased shares;

15. To consider other business (if any)

10. Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Annual General Meeting of Shareholders No. 1/2547 shall be March 16, 2004 at 12.00 a.m. until the completion of the meeting.

Please be informed accordingly.

03/03/2004 13:50
ITD : Capital increase report form (File Revised)

Translation

Capital Increase Report Form

Italian-Thai Development Public Company Limited

March 2, 2004

We, Italian-Thai Development Public Company Limited, hereby report the resolutions of the Board of Directors' Meeting No. 1/3/2547 held on March 2, 2004 from 13.30 p.m. to 17.20 p.m. in respect of a capital increase and allocation of shares for capital increase as follows:

1. Capital increase:

The Board of Directors' Meeting passed the resolution approving:

(1) change of the par value from Baht 10 per share to Baht 1 per share; and

(2) increase of the Company's registered capital from Baht 3,738,678,180 to Baht 4,593,678,180 by issuing 855,000,000 ordinary shares at the par value of Baht 1 each, totaling Baht 855,000,000.

2. Allocation of capital increase shares:

The Board of Directors' Meeting passed the resolution approving the allocation of 855,000,000 ordinary shares at the par value of Baht 1 each, totaling Baht 855,000,000 as detailed below:

2.1 Details of Allocation

Allotted to	Number of shares (Shares)	Ratio (Old:New)	Sale Price per Share (Baht)	Subscription and payment period	Remark
Existing Shareholders	-	-	-	-	-
General public	Not exceeding 455,000,000	-	-	-	see Remark (1)
Any person (specify) specific investors and/or institutional investors or investors having special characteristics in accordance with the notification of Securities and Exchange Commission	-	-	-	-	-
For supporting the conversion /exercise of the right of *(specify)* To be reserved for the conversion of the Company's convertible debentures	Not exceeding 400,000,000	see Remark (2)	-	-	see Remark (1) and (2)

Remark: (1) The Board of Directors or any person designated by the Board of Directors shall determine details regarding the offer of capital increase shares to the general public and the reservation for the conversion of the Company's

convertible debentures such as price, subscription period and payment for shares.

(2) Preliminary Details of the warrants

Type	All types of named convertible debentures which can be converted into ordinary shares
Numbers of convertible debentures	Not more than Baht 5,000,000,000 or an equivalent amount in any other currency in.
Maturity period	Not exceeding five years from the date of issuance
Exercise period	Throughout the maturity period
End of exercise period	The end of the maturity period
Exercise ratio and conversion price	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 business days prior to the date of conducting of the bookbuild.
Number of ordinary shares issued to accommodate the conversion	Not exceeding 400,000,000 shares
Allocation method	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several

	times.
Effect on shareholders	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 9.66 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. If the Company can manage work to reach the aim, the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate high or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred.
Redemption prior to the maturity period	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible shares to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

2.2 In case that there is a fraction of shares remaining:

2.2.1 Allocation to the existing shareholders:

-None-

2.2.2 Allocation to the general public:

-None-

2.2.3 Allocation to specific investors and/or institutional investors or investors having special characteristics in accordance with the notification of Securities and Exchange Commission

-None-

2.2.4 Allocation to be reserved for the exercising of the warrants representing the right to purchase the ordinary shares of the Company issued and allocated to the existing shareholders

-None-

2.3 The number of shares remaining from the allocation:

-None-

3. **Schedule for the Extraordinary General Meeting of Shareholders to consider and approve the allocation of the capital increased shares:**

The Annual General Meeting of Shareholders No. 1/2547 is scheduled to be held on April 2, 2004 at 9.30 at the head office's conference room, 37th floor, Ital-Thai Tower, No. 2034/132-161, New Phetchaburi Road, Bang Kapi Subdistrict, Huai Khwang District, Bangkok. Accordingly, the closing date of the share register book to determine the shareholders' entitlement to attend the Annual General Meeting of Shareholders No. 1/2547 shall be March 16, 2004 at 12.00 a.m. until the completion of the meeting.

4. **Approval of the allocation of the capital increased shares:**

The Company will file an application for public offering of the capital increased shares and the offering of convertible debentures of the Company with the Office of the Securities and Exchange Commission.

5. **Objectives of the capital increase and plan for utilizing proceeds derived from the capital increase:**

The Company will use the proceeds derived from the sale of the capital increased shares as reserve for investment in the project that can make high value of return to the Company and as working capital of the Company.

6. **Benefits which the Company will receive from the capital increase/the allocation of shares for capital increase:**

This will provide revenue and create financial liquidity for the Company.

7. **Benefits which the shareholders will receive from the capital increase/the allocation of shares for capital increase:**

7.1 Dividend policy:
The Company has a policy to distribute dividends to the shareholders on a yearly basis at the rate based on the operational result but not lower than 40 percent of the net profit after tax deduction, if there is no other necessary and the said dividend payment does not materially affect the normal operation of the Company.

7.2 Subscriber of new shares issued for capital increase in this time shall be entitled to receive dividends from:
-

7.3 Other
-

8. **Other details necessary for shareholders to approve the allocation of shares for capital increase:**

-None-

9. **Schedule of action where the Board of Directors of the Company resolved to approve the allocation of shares capital increase:**

See attachment.

The Company hereby certifies that the information contained in this report is true and complete in all respects.

…………………………………	…………………………………
(Mr. Premchai Karnasuta)	(Mrs. Nijaporn Charanachitta)
President	Senior Executive Vice President

Attachment

Schedule of Action Where the Board of Directors Resolved to Approve the Allocation of Shares for Capital Increase

Action	Date and Time
1. Schedule for the Board of Directors' Meeting No. 1/3/2004 to approve a capital increase	March 2, 2004
2. Schedule for the closing date of the share register book to suspend transfer of shares for the right to participate in the Annual General Meeting of Shareholders No. 1/2547	March 16, 2004 at 12.00 a.m. until the completion of the meeting
3. Schedule for the Annual General Meeting of Shareholders No. 1/2547 to approve a capital increase	April 2, 2004

08/03/2004 13:33
ITD : Operating result

Translation

Reference the Company's financial statement for the year as of December 31, 2003 which we submitted to The SET on March 1, 2004.

The Company would like to inform SET that the operating results of the Company's financial statement for the year show a net profit of Bt 920.62 M which was more than 20 percent lower than the profit made in the same period of previous year which the company had gained a one - time profit from debt restructuring.

Without the gain from debt restructuring,the Company's net profit in 2003 was higher than 2002 in amount of Bt 531.98 M or an increase of 136.88% due to the reduction in loss on currency exchange and lower interest expenses.

12/03/2004 09:31
ITD : Amendment of Article 9 and purchase ordinary share of ITM

Translation

Attachment: Details of entering into the connected transaction

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited (the "**Company**") No. 8/3/2547, on March 11, 2004, at 2.00 p.m. at the conference room of the Company's head office on the 40th Floor, passed resolutions regarding the following matters:

1. Consideration and approval of amendment of Article 9 of the Articles of Association of the Company by using the following statement.

"Clause 9 Unless specified in these Articles of Association, ordinary shares of the Company shall be freely transferable without limitation. In this regard, ordinary shares held by foreigner(s) at anytime shall, in aggregate, not exceed forty-nine (49) percent of the total ordinary shares of the Company issued and sold.

"Foreigner" means:

(a) a natural person not of Thai nationality;

(b) a juristic person not registered in Thailand;

(c) a juristic person registered in Thailand having the following characteristics:

(a) having half or more of the juristic person's capital shares held by persons under (a) or (b) or a juristic person having the persons (a) or (b) investing with the value of half or more of its total capital.

(b) limited partnership or registered ordinary partnership having the managing partner or manager as the person under (a).

(d) a juristic person registered in Thailand having half or more of its capital shares held by a person under (a), (b) or (c) or a juristic person having the persons under (a), (b) or (c) investing with the value of half or more of its total capital.

2. Consideration and approval of purchase of a maximum number of 16,000,000 ordinary shares of Ital-Thai Marine Company Limited at the par value of Baht 25 per share and at the price of Baht 5 per share, making a total amount of not more than Baht 80,000,000 from the shareholders of Ital-Thai Marine Company Limited who are connected persons with the Company. This is deemed a connected transaction.

3. Consideration and approval of amendment of Agenda 10 of the Annual General Meeting of Shareholders No. 1/2547 on April 2, 2004 at 9.30 a.m. at the Head Office conference room on 37th Floor, No. 2034/132-161 Ital-Thai Tower, New Phetchaburi Road, Bang Kapi Subdistrict, Huai Khwang District, Bangkok Metropolis. The following business shall be transacted at the Meeting.

1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2003;

2. To consider and acknowledge the 2003 operational result;

3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2003;

4. To consider and approve the allocation of partial profits as legal reserve;

5. To consider and approve the dividend payment for 2003 accounting period;

6. To consider and approve the appointment of new director in place of director resigning by rotation and determination of remuneration for the Board of Directors and the Audit Committee;

7. To consider and approve the appointment of auditor and determination of remuneration of the auditor;

8. To consider and approve the change of the par value of shares;

9. To consider and approve an amendment to the Clause 4. of the Memorandum of Association of the Company to be in line with the change of par value of the shares;

10. To consider and approve an amendment of Article 4, Article 8, Article 9 and Article 46 of the Articles of Association of the Company;

11. To consider and approve the issuance and offer of the convertible debentures of the Company;

12. To consider and approve an increase of the Company's registered capital;

13. To consider and approve an amendment to the Clause 4. of the Memorandum of Association of the Company to be in line with the increase of registered capital;

14. To consider and approve the allocation of capital increased shares;

15. To consider other business (if any).

Please be informed accordingly.

12/03/2004 09:39
ITD : Details of entering into the connected transaction (attach)

Translation

Italian-Thai Development Public Company Limited

Details of Entering into Connected Transaction

Italian-Thai Development Public Company Limited (the "**Company**") wishes to purchase ordinary shares of Ital-Thai Marine Company Limited ("**Ital-Thai Marine**") as detailed below:

1. Date, Month and Year of the Transaction

Within May 2004

2. Related Parties

Buyer: the Company

Seller: (a) Mr. Premchai Karnasuta is considered a related person with the Company since he is a President, control person and major shareholder of the Company, holding 82,708,817 shares in the Company, representing 22.12%.

(b) Mrs. Nijaporn Charanachitta is considered a related person with the Company since she is a Director and Senior Executive Vice President, control person and major shareholder of the Company, holding 46,036,534 shares in the Company, representing 12.31%.

(c) Dr. Chaiyudh Karnasuta is considered a related person with the Company since he is a Chairman and control person of the Company.

(d) Mr. Yuthachai Charanachitta is considered a related person with the Company since he is a Director of the Company.

(e) Mr. Piti Karnasuta is considered a related person with the Company since he is a son of Mr. Premchai Karnasuta who is a President of the Company.

(f) Miss Prachaya Karnasuta is considered a related person with the Company since she is a daughter of Mr. Premchai Karnasuta who is a President of the Company.

(g) Mr. Thoranit Karnasuta is considered a related person with the Company since he is a son of Mr. Premchai Karnasuta who is a President of the Company.

(h) Miss Valaithip Charanachitta is considered a related person with the Company since she is a daughter of Mrs. Nijaporn Charanachitta who is a Director and Senior Executive Vice President of the Company.

(i) Miss Chitraphan Charanachitta is considered a related person with the Company since she is a daughter of Mrs. Nijaporn Charanachitta who is a Director and Senior Executive Vice President of the Company.

3. General Characteristics of Transaction

The Company will purchase ordinary shares of Ital-Thai Marine, from the Seller, in the maximum number of 16,000,000 shares at the par value of Baht 25 per share and at the price of Baht 5 per share, making a total amount of not more than Baht 80,000,000, representing not more than 87% of paid-up capital of Ital-Thai Marine as at the date of registered capital increase.[1]

In this regard, the Company cannot determine the number of ordinary shares which the Company will purchase from each Seller since Ital-Thai Marine is in the process of capital increase.

4. *Details of the Assets under Transaction*

4.1	Type of assets	Ordinary Shares of Ital-Thai Marine in a maximum number of 16,000,000 shares, at the price of Baht 5 per share, making a total amount of not more than Baht 80,000,000.
4.2	Company's Name	Ital-Thai Marine
4.3	Location	Ital-Thai Marine is located at No. 389, Soi Italian-Thai, Tay Ban Road, Tambon Tay Ban, Amphoe Meuang, Samut Prakan Province
4.4	Type of Business	Ital-Thai Marine operates the business of construction and operation of dockyard and repair of small and medium-sized ships (such as iron ships, fiberglass ships and aluminum ships)
4.5	Registered-capital	Ital-Thai Marine has Baht 275,000,000 of registered capital divided into 11,000,000 ordinary shares at the par value of Baht 25 per shares.
4.6	List of directors	Ital-Thai Marine has five directors as listed below: (1) Mr. Premchai Karnasuta (2) Mrs. Nijaporn Charanachitta (3) Mr. Pathai Chakornbundit (4) Mr. Somphop Pinitchai (5) Mr. Virat Chanasith
4.7	Major shareholders and shareholding ratio	Currently, Ital-Thai Marine has the following major shareholders: (1) Mr. Premchai Karnasuta holding

[1] Ital-Thai Marine will increase its registered capital by Baht 185,000,000.

3,079,994 shares, representing 28% of registered capital;

(2) Mrs. Nijaporn Charanachitta holding 2,900,000 shares, representing 26.36% of registered capital; and

(3) Dr. Chaiyudh Karnasuta holding 660,005 shares, representing 6% of registered capital.

In this regard, after the purchase of ordinary shares of Ital-Thai Marine from the Seller, Ital-Thai Marine will have the Company as its major shareholder, holding a maximum of 16,000,000 shares, representing not more than 87% of registered capital of Ital-Thai Marine. The existing major shareholders of Ital-Thai Marine mentioned above will hold in aggregate not more than 10% of the registered capital of Ital-Thai Marine.

4.8 Operational result and financial statements

According to the financial statements as at December 31, 2001-2003 reviewed by the certified auditor, the operation results of Ital-Thai Marine are as follows:

	2001	2002	2003 (Unit: Million Baht)
Assets	89.221	95.082	80.174
Liabilities	149.292	186.624	190.889
Registered capital	1,100.000	1,100.000	1,100.000
Accumulated profit (loss)	(1,160.071)	(1,191.542)	(1,210.715)
Shareholder's equity	(60.071)	(91.542)	(110.715)

5. <u>Value of Return and Payment Conditions</u>

The Company shall pay the Seller for ordinary shares of Ital-Thai Marine in the maximum amount of Baht 80,000,000 by cash.

6. <u>Criteria for Determining the Value of Return</u>

Setting the price of Baht 5 per share, based on the book value of ordinary shares of Ital-Thai Marine which have the value of Baht 5.41 per share.

7. <u>Sources of Funds Used</u>

The Company will use its working capital to purchase these ordinary shares. After making payment for these shares, the Company will still have sufficient working capital.

8. Opinions of Board of Directors and Audit Committee Regarding Connected Transaction

The Board of Directors and the Audit Committee of the Company are of the opinion that the aforesaid transaction is a connected transaction which is reasonable and provides the maximum benefit to the Company. It is to say that the ordinary share price of Ital-Thai Marine to be purchased by the Company is lower than the par value and set the price of shares by based on the book value of such ordinary shares. It can be seen that such price reflects the real share value of Ital-Thai Marine and purchase of the shares is made after the capital decrease of Ital-Thai Marine and resolving of financial problems arising during the past economic depression.

Holding shares in Ital-Thai Marine as the major shareholder enables the Company to control management and operation of Ital-Thai Marine in accordance with the Company's marketing policy and strategy. When considering Ital-Thai Marine's business operation, it supports the Company's competitiveness and also helps the Company to expand the Company's business to the waterway infrastructure construction business in order to compete with other companies in the same business, especially the ship building bids.

Furthermore, according to the business plan of Ital-Thai Marine for 2004-2007, it is forecast that the ship building demand of the government and private sectors is approximately Baht 2,000 Million per year. The Company is of the opinion that Ital-Thai Marine is a qualified company having the readiness and potential to win a number of bids amounting to Baht 800 Million per year. This will cause the share value of Ital-Thai Marine to be greater than at present which will actually produce a good result for the Company in the long term.

The aforesaid transaction is deemed as a connected transaction which requires approval from the Board of Directors and is to be disclosed to the Stock Exchange of Thailand since after considering the Company's financial statements as at December 31, 2003 audited by the certified auditor, the value of transaction is over 0.03% but not over 3% of the net value of tangible assets. In regard to the request for approval from the Board of Directors for purchase of ordinary shares of Ital-Thai Marine, any directors having interest thereof and any director involved in a connected transaction can neither participate in a meeting nor cast a vote therein.

15/03/2004 08:50
ITD : Additional informaiton of connected transaction

Translation

References : Letter of Italian-Thai Development Public Company Limited No. CSD 021/2547 dated March 11, 2004.

The Company hereby informs the additional of the Details of Entering into Connected Transaction between Italian-Thai Development Public Company Limited (the "Company") and Ital-Thai Marine Company Limited ("Ital-Thai Marine"), in clause 3, 5 and 6 as detailed below:

3. General Characteristics of Transaction The Company will purchase ordinary shares of Ital-Thai Marine, from the Seller, in the maximum number of 16,000,000 shares at the par value of Baht 25 per share and at the price of Baht 5 per share, making a total amount of not more than Baht 80,000,000, representing not more than 87% of paid-up capital of Ital-Thai Marine as at the

date of registered capital increase. In this regard, Ital-Thai Marine will carry out the increase of capital by Baht 185,000,000, thereby causing the registered capital to be increased to Baht 460,000,000. In this regard, the Company cannot determine the number of ordinary shares which the Company will purchase from each Seller since Ital-Thai Marine is in the process of capital increase.

5. Value of Return and Payment Conditions The Company shall pay the Seller for ordinary shares of Ital-Thai Marine in the maximum amount of Baht 80,000,000 by paying the whole amount in cash to each seller upon completion of transfer of shares.

6. Criteria for Determining the Value of Return Setting the price of Baht 5 per share, based on the book value of ordinary shares of Ital-Thai Marine, the value being expected to be equivalent to the share price of approximate Baht 5.41 each, after completing the increase of the registered capital.

18/03/2004 13:46
ITD : Signed a Contract with NBIA

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during 10–12 March 2004 the Company signed 2 contracts as follows :

Name of Project	Client	Price (Baht)	Signing date	Period of work
1.The construction of Baggage Handling System Enhancement, Suvarnabhumi Airport.	New Bangkok International Airport Co., Ltd. (NBIA)	4,335 M (excluding VAT) ITD Portion 40% = 1,734 M	Mar 12, 2004	550 days
2.The construction of Extension Works to the Enabling Works to the Underground Train Station,Suvarnabhumi Airport.	New Bangkok International Airport Co., Ltd. (NBIA)	3,627.05 M (including VAT) ITD Portion 40% = 1,450.82 M	Mar 10, 2004	495 days

The details of each works are as follows :-

1.The construction of Baggage Handling System Enhancement, Suvarnabhumi Airport.

Description of works : Baggage Handling System Enhancement from 30 Million Passengers per Annum (MPA) to 45 MPA and to incorporate a 100% In-line Hold Baggage Screening System

2. The construction of Extension Works to the Enabling Works to the Underground Train Station, Suvarnabhumi Airport.

Description of works : Design and construction of the underground train station and approach tunnel from the enabling works of the underground train station (under main terminal building of the Suvarnabhumi Airport) to the north until the tunnel reaches the existing ground level. The extension works include the construction of diaphragm walls for station and approach tunnel, top slabs for

station and approach tunnel bottom slab for station and approach tunnel, station concourse slab, waterproof membrane and backfill. The total length of the extension works is approximately 1,050 meters. The extension works also include the provision for the underground walkway from main terminal building of the Suvarnabhumi Airport to Airport Hotel.

23/03/2004 08:57
ITD : Signed Contract Arterial Road Link Project, Philippines

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on Mar 16, 2004, the Company signed a contract with The Department of Public Works and Highways (DPWH) Philippines Japan Highway Loan (PJHL) to proceed with the Arterial Road Links Developemnt Project, Phase IV CP III, Liloan-San Ricardo Section, Province of Southern Leyte, Philippines

The details of the contract are as follows :-

Description of works :
- Construction of 40.62 kms.x 6.10 m. width PCC Pavement
- Improvement / upgrading of drainage structures and shoulders
- Replacement of twenty three (23) existing bridges (Total length = 516.50 m.)
- Drainage, slope and Protection Structure
- Miscellaneous Structure

Contract value : Pesos 810,567,363.31

The period of work : 600 days

31/03/2004 13:20
ITD : Signed Contract Suvarnabhumi Airport Project

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on Mar 30, 2004, the Company signed a contract with Suvarnabhumi Airport Hotel Co., Ltd. to proceed with The Airport Hotel Project
The details of the contract are as follows :-

Description of works : The four star hotel with 600 guest rooms, the hotel will have 5 stories with 1 basement floor

Contract value : Baht 2,144,280,000 (Including VAT)

The period of work : 16 Months

05/04/2004 08:57

ITD : Resolution made by Annual General Meeting No.1/2547

ITD Announces Resolutions Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Annual General Meeting of Shareholders No. 1/2004 held on April 2, 2004 at 9.40 a.m. at the head office's conference room on 37th floor, as follows;

1. To certify the minutes of the Annual General Meeting of Shareholders No. 1/2003 held on April 28, 2003
2. To ratify the 2003 operating result.
3. To approve the Company's Balance Sheets and Profit and Loss Statements for the year ended, as of December 31, 2003.
4. To approve the allocation of partial profits as legal reserve for an amount of Baht 46,031,000 (Fourty - Six Million Thirty – One Thousand).
5. To approve the payment of dividend for 2003 accounting period to Shareholders whose names in the share register book of the Company on March 16, 2004 at the rate of Baht 0.50 per share. (At the par value = Baht 10)
6. To re-appoint directors, Dr. Chaijudh Karnasuta, Mr. Premchai Karnasuta and Mrs.Nijaporn Charanachitta who resigned by rotation and determined the directors' remuneration for the year 2004 of not more than Baht 4,600,000 per annum and the audit committee's remuneration for the year 2004 of not more than Bt 780,000 per annum as well as ratified the increase of the audit committee's remuneration for the the year 2003 from Baht 780,000 to Baht 1,000,000;
7. To appoint Mr. Ruth Chawanakawee a certified auditor No. 3247 and/or Mrs. Nonglak Phumnoi a certified auditor No. 4172 of Ernst & Young Office Limited as auditors with fee of Baht 1,730,000;
8. To approve the change of the par value of shares from Baht 10 per share to Baht 1 per share coinciding with an increase of the Company's ordinary shares to 3,738,678,180.
9. To approve the amend Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value of shares as follows:

   "**Clause 4.** The registered capital of Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht 1 (One Baht) per share, which consist of 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred share.

10. To approve an amendment of Article 4, Article 8, Article 9 and Article 46 of the Articles of Association of the Company as follows:

    "**Article 4** All of the Company's shares are fully-paid ordinary shares."

"**Article 8** The Company may neither hold nor accept any pledge of its shares, except in the following cases:

(a) The Company may buy back its shares from any shareholder voting against a resolution of the Shareholders' Meeting which amends the Articles of Association of the Company regarding the right to vote and the right to receive dividends, because he/she is of the opinion that he/she is unfairly treated;

(b) The Company may buy back its shares for the purpose of financial management in the case where the Company has accumulated profits and excessive liquidity, and such buy-back of shares will not cause financial trouble to the Company.

In this regard, shares held by the Company shall not be counted towards forming a quorum for the Shareholders' Meeting and shall carry no voting right as well as have no right to receive dividends.

The Company shall dispose of the bought shares as mentioned in the preceding paragraph within the period as specified in the Ministerial Regulation. If the Company is unable to dispose of the bought shares within the specified period, the Company shall deduct its paid-up capital by the write off of unsold registered shares.

The share buy back, the disposition of bought shares and the write off of bought shares, including the determination of number, price proposed to buy back of share or price proposed to dispose of shares any other cases relating to the share buy-back shall be in accordance with the rules and procedures as prescribed in the Ministerial Regulation. If the Company's shares are listed securities on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or rules of the Stock Exchange of Thailand.

A share buy-back representing not exceeding ten (10) percent of the paid-up capital shall be considered and approved by the Board of Directors, and if the share buy-back represents in excess of ten (10) percent of the paid-up capital, it shall be approved by a majority vote of the shareholders participating in the Shareholders' Meeting and having the right to vote."

"**Article 9** Unless specified in these Articles of Association, ordinary shares of the Company shall be freely transferable without limitation. In this regard, ordinary shares held by foreigner(s) at anytime shall, in aggregate, not exceed 32 percent of the total ordinary shares of the Company issued and sold.

An alien may acquire newly issued ordinary shares which are in excess of the limit prescribed in the first paragraph hereof through **the purchase of newly issued ordinary shares or** the exercise of the conversion right or right to buy as a holder of convertible

debentures and/or warrants and/or other securities rendering such rights, issued and offered by the Company (including dividend shares or new ordinary shares issued to the holders of ordinary shares acquired through **the purchase of newly issued ordinary shares or** the exercise of such rights under this second paragraph) provided that the aggregate amount of newly issued ordinary shares by aliens in such case and in the case of holding ordinary shares by aliens under the first paragraph hereof must not exceed 49 percent of all issued ordinary shares of the Company at such time. This 49 percent foreign shareholding limit shall also apply to a transfer of ordinary shares from the alien who has acquired new ordinary shares through **the purchase of newly issued ordinary shares or** the exercise of conversion right or the right to buy (or apply to dividend shares or new ordinary shares issued to the holders of ordinary shares acquired through **the purchase of newly issued ordinary shares or**_the exercise of such rights under this second paragraph) to another alien and to any subsequent transfers between aliens until such ordinary shares are transferred to a non-alien.

The foreign shareholding limit as stated in the first paragraph shall not affect the holding of ordinary shares by aliens which takes place before the amendment to this Articles of Association becomes effective and any transfers of such ordinary shares as between aliens at such time until such ordinary shares are transferred to a non-alien.

"Foreigner" means:

(a) a natural person not of Thai nationality;

(b) a juristic person not registered in Thailand;

(c) a juristic person registered in Thailand having the following characteristics:

  (a) having half or more of the juristic person's capital shares held by persons under (a) or (b) or a juristic person having the persons (a) or (b) investing with the value of half or more of its total capital.

  (b) limited partnership or registered ordinary partnership having the managing partner or manager as the person under (a).

(d) a juristic person registered in Thailand having half or more of its capital shares held by a person under (a), (b) or (c) or a juristic person having the persons under (a), (b) or (c) investing with the value of half or more of its total capital.

"**Article 46** If the Company or its subsidiary agrees to make a connected transaction or a transaction concerning acquisition or disposal of assets of the Company or any of its subsidiaries in accordance with the regulations as prescribed in the notification of the Stock Exchange of Thailand applicable to connected transactions of listed companies or acquisition or disposal of assets of listed companies as the case may be, the Company shall comply with regulations and procedures as prescribed in the notification related thereto."

In this regards, any person assigned by the authorized committee may amend any content which is not material in the Articles of Association of the Company as ordered or advised by the Registrar of the Public Company Limited.

11. To approve the issuance and offer of convertible debentures of the Company as follows:

Type	:	All types of named convertible debentures which can be converted into ordinary shares.
Numbers of convertible debentures	:	Not more than Baht 5,000,000,000 or an equivalent amount in any other currency.
Maturity period	:	Not exceeding five years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 400,000,000 shares
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No.

GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.

Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 9.66 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate high or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred.
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible debentures to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion, maturity period, exercise period, the end of exercise period or circumstance requiring issuance of new shares and interest calculation and payment method. This includes negotiation, agreement and execution of related documents and contracts as well as

taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Thailand.

12. To approve the increase of the registered capital by Baht 855,000,000 (Eight Hundred Fifty-Five Million) from the existing registered capital of Baht 3,738,678,180 (Three Thousand Seven Hundred Thirty-Eight Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) to Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht).

13. To approve an amendment of Clause 4. of the Memorandum of Association to be in line with the increase of the registered capital as follows:

    "Clause 4. The registered capital of Baht 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six Hundred Seventy-Eight Thousand One Hundred and Eighty Baht) is divided into 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) shares at the par value of Baht One (Baht 1) per share which consists of 4,593,678,180 (Four Thousand Five Hundred Ninety-Three Million Six hundred Seventy-Eight Thousand One Hundred and Eighty shares) ordinary shares and – (-) preferred shares."

14. To approve the allocation of the newly issued ordinary shares of the Company as follows:

    1. Not more than 455,000,000 (Four Hundred Fifty-Five Million) newly issued ordinary shares in whole or in part will be allocated for domestic and/or international public offering, on once or several occasions.

       The Company may allocate those newly issued ordinary shares by offering directly to the public in the whole amount or may appoint an underwriter - who will act as an Over-Allotment Agent to exercise the Green Shoe Option and in the amount of not more than 15 percent of the offered shares according to the relevant notifications of the Securities Exchange of Commission. However, the aggregate number of shares allocated and number of shares exercised by the over-allotment method shall not be more than 455,000,000 shares.

       If newly issued ordinary shares remain from the allocation, they will be offered to private or institutional investors under the Securities and Exchange Commission Notification No. GorJor. 12/2543, Re: Application for and Approval of Offer of Newly-Issued Shares dated March 22, 2000 (as well as its amendment).

    2. Not more than 400,000,000 (Four Hundred Million) newly issued ordinary shares will be allocated to be reserve for the conversion of the Company's convertible debentures.

       The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and

evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce or any other relevant agency and assign Ms. Preawphan Vatayanont to be a person who sign on all pages of the Registration Statement and draft of prospectus of the Company.

09/04/2004 08:52
ITD : The change of par value of ordinary shares

Translation

The resolutions of the Annual General Meeting of Shareholders of Italian- Thai Development Public Company Limited (the "Company") No. 1/2004 held on April 2, 2004 approved the change of par value of ordinary shares from Baht 10 per share to Baht 1 per share, change of the Memorandum of Association to be in line with the change of par value of shares and change of the Articles of Association of the Company.

Please be informed that the Company registered the change of par value of ordinary shares, the change of the Memorandum of Association and the change of Articles of Association of the Company with the Registrar of Public Company Limited, the Ministry of Commerce on April 8, 2004.

Please be informed accordingly.

09/04/2004 17:32
ITD : Change in Par Value of "ITD"

Change in Par value of "ITD"

Italian-Thai Development Public Company Limited (ITD) has informed the SET that it has completed the legal process required for splitting the par value of its stocks from 10 baht to 1 baht.

As a result, effective from April 19, 2004 onwards, the par value of the "ITD" securities in the trading system will be adjusted as stated above.

18/05/2004 8:55
ITD : Reviewed Quarter-1 and Consolidated F/S (F45-3)

ITD reports audited annual financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

Reviewed Ending March 31, (In thousands)

	Quarter 1	
	Year 2004	2003
Net profit (loss)	278,351	30,127
EPS (baht)	0.07	0.03

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System "The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

20/05/2004 08:49
ITD : Operating result

Translation

Reference the Company's Financial Statement for the first of quarter as of March 31, 2004 which we submitted to The SET on May 17, 2004.

The Company would like to inform SET that the operating results of the Company 's Financial Statement for the first of quarter as of March 31, 2004 showed net profit of Bt 278.35 M which was more than 20 percent higher than for the same period of previous year. The main reasons are the gain from the debt restructuring of subsidiaries and the reversal of doubtful accounts.

27/05/2004 09:07
ITD : Signed Contract Q.House Lumpini

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on May 25, 2004 the Company signed a contract with Quality Houses Public Company Limited to proceed with Q.House Lumpin i. The details of the contract are as follows :- Description of works : Structural Works, Architectural Works, Electrical and Communication Works, Sanitary and Fire Protection Works, Air Condition and Ventilation Works for 38 stories building with 5 level of basement (Excluded the existing structure from foundation to level 5) Contract value : Baht 1,513,301,000 (Including VAT) The period of work : April 20,2004 to October 11, 2005